Exhibit 99.1

Annual TASE Investor Conference February 20 th 2025

Welcome Roni Al - Dor, CEO 2

Sapiens is the global partner of choice for insurers that seek to digitally transform their business for the next generation 3

We are Sapiens We have a wide range of platforms meeting any type of insurance challenge We are one of the top leaders in the industry We are at the center of a large and growing market opportunity We are a growth company. Consistently growing organically and non - organically 4

Sapiens is a Global Company 600 Customers 38 Countries 5000+ Employees 10 Development and Delivery Centers 5 5

Sapiens is at the Center of a Large and Growing Market Opportunity 6 Outdated insurers technology presents a MASSIVE market for Sapiens (1) Represents 2022 - 2027 CAGR per Gartner. (2) Includes LP&A TAM and P&C TAM for Sapiens ’ core solution areas (Software and Application Implementation & Managed Services). $48B $73B $88B 26% 12% 33% 8% 12% 6% 4% Large and growing insurance IT spend market with 8% CAGR (1) Source: Gartner, 2023. $33B LP&A TAM $60B core TAM , with upside from highly adjacent categories and products $27B P&C TAM LP&A $60B Core TAM (2) P&C Other Software Data Center Devices Telecom Services Internal Services Other IT Services (Adjacent) Core Markets Sapiens’ has the leading offerings to address 38%+ of this spend 38% Core Solutions $88B x LP&A Market $73B x 38% P&C Core Market Solutions Core Solutions …In Sapiens’ Core Markets… …Underpins an Incredible TAM Opportunity $208B Application Impl. & MS Massive Insurance IT Spend… $208B

Revenue Operating Profit $542M $99M Operating Margin 7 18.2% 2024 Results in a Nutshell Non - GAAP (USD millions)

Why customers choose us 8

PAN AMERICAN LIFE INSURANCE GROUP

Bruce Parker, President Global Life

"When we decided to launch this major initiative, Sapiens was the perfect partner to deliver **a scalable, flexible solution that raises the standard** of our illustration processes"

LOCALTAPIOLA

Veera Lammi, Director

"One of the main opportunities for us with the Sapiens Insurance Platform is the growth of business in the future by faster time to market with new products and by enabling our customers **high-class customer experiences and digital services**."

กรุงเทพประกันภัย Bangkok Insurance

Dr. Apisit Anantanatarat, CEO and President

"When we were assessing vendors, Sapiens demonstrated **end-to-end solutions and integration capabilities that were superior to its competitors**, and the proven ability to meet our regional regulations"

Hollard.

Duran Chetty, HGR's COO & CIO

"The implementation of DataSuite propels our **long and trusted relationship** with Sapiens to a new level of partnership"

Republic Life Insurance

Robert Soverall, Managing Director

"Sapiens Insurance Platform allows us to develop and **launch products** relatively **quickly**, and I think that this will enable us to **grow rapidly** as a subsidiary of the Republic Group."

ROCKFORDMUTUAL INSURANCE COMPANY

Tiffany Herron, Assistant Vice President of Financial Services

"Sapiens' automation solution **gives us full control** over our processing, reporting, and auditability, and ensures that we have the tools in place to prevent potential claims leakage. "

9

Industry analysts recognize Sapiens as a leader across both L&P and P&C 10

Sapiens is the Recognized Leader by Analysts NORTH AMERICA Clear market recognition driven by Sapiens’ innovative product strategy and leadership NA L&A POLICY ADMIN SYSTEMS NA L&A (ILLUSTRATION) Advanced Technology Breadth of Functionality Celent ‘Luminary’ Designation Celent ‘Luminary’ Designation Breadth of Functionality Advanced Technology NA P&C POLICY ADMIN SYSTEMS Breadth of Functionality Advanced Technology GLOBAL REINSURANCEMASTER Celent ‘Luminary’ Designation Breadth of Functionality Advanced Technology ABC Vendor Maps Source: Celent, 2023 - 2024. Note: Celent’s luminary designation denotes companies that excel in both Advanced Technology and Breadth of Functionality. 11 11

Sapiens is the Recognized Leader by Analysts Clear market recognition driven by Sapiens’ innovative product strategy and leadership Breadth of Functionality Advanced Technology APAC P&C POLICY ADMIN SYSTEMS EMEA L&P POLICY ADMIN SYSTEMS Breadth of Functionality Advanced Technology EMEA & APAC Breadth of Functionality Advanced Technology GLOBAL REINSURANCEMASTER Celent ‘Luminary’ Designation Celent ‘Luminary’ Designation Celent ‘Luminary’ Designation EMEA P&C POLICY ADMIN SYSTEMS Breadth of Functionality Advanced Technology Celent ‘Luminary’ Designation ABC Vendor Maps Source: Celent, 2023 - 2024. Note: Celent’s luminary designation denotes companies that excel in both Advanced Technology and Breadth of Functionality. 12 12

Let’s take a macro view of the market 13

Macroeconomic challenges – inflation, FX, Geopolitical Insurance premiums (GWP) continue to grow, premium rates are increasing Heavy losses and high loss ratio due to natural catastrophes and cyber attacks Consolidation of tech vendors, insurtech start - up difficulties Overall technology spending in insurance is constantly increasing Macroeconomic Environment 14

Growth & Efficiency are the top priorities for insurance carriers 15

Our offering 16

Strategic Proposition All Insurance Segments E2E Responsibility Trusted Advisor Property & Casualty Life & Annuities Workers’ Compensation & MPL Rich Product Portfolio Full Menu of Services & Integration System Integration Partners Where applicable Industry Thought Leadership Customer - Centric approach Consultancy & Expert Solutioning 17

NA Offering WC Financial services Life Reinsurance P&C WC CoreSuite P&C RI Master Delphi Pro Decision Digital, Data & AI, SCS & Decision CoreSuite Life Illustration Underwriting eApp There are additional products, though they are not central to Sapiens core operations. Global 18

Digital, Data & AI, SCS & Decision ROW Offering RI SRM Life P&C TIA Enterprise IDITSuite CoreSuite Life Consolidation L&P - Israel There are additional products, though they are not central to Sapiens core operations. Global 19

Sapiens Combines Three Revolutions into One Platform

Ecosystem

70+ global Insurtech partners and solution providers

3rd-party business applications (e.g., CRM, marketing automation, financial systems)

External data enrichment sources


SAPIENS
Insurance Platform
Persona-based Portals
Digital Journeys
Digital Engagement
Property & Casualty
Life, Pensions & Annuities
Workers' Compensation
Core Policy Administration and Business Applications
Customer/ Agent 360 View
Data Lake/ DWH
Reports & Dashboards
AI/ML Models
Insights
Data, AI & Analytics
SaaS/ Cloud
AI/ML/ GenAI
APIs
Business Logic Engine
UI/UX
Security/ Operability
DevOps
Common Foundations

Industry Content

| Pre-configured products and LOBs

| Pre-integrated end-to-end business processes

| Pre-configured persona-based portals

| Regulation & Compliance

| Country-specific content

SAPIENS

20

• Built on Azure and backed by a strategic partnership with Microsoft • 169 cloud customers • 4 global support centers • 200 professionals with 120+ certifications • Service desk available 24/7 • 99.9% availability • Industry compliance (SOC, ISO, GDPR, DORA) 21 Cloud services

Our Ecosystem & Insurtech Marketplace 22

Microsoft partnership 23

Microsoft & Sapiens: Strategy & Innovation Partners Sapiens is Microsoft’s major insurance technology partner for the EMEA region Our strategic partnership with Microsoft has four key focus points: MS Azure Cloud Hosting Sapiens has chosen MS Azure as our strategic cloud vendor. Sapiens Cloud Services team are experts in MS Azure infrastructure and Microsoft cloud and security tooling. Microsoft Technology Components Sapiens Insurance Platform leverages Microsoft technology (e.g. PowerBI and CoPilot) to deliver a better platform for our customers. MS Azure Marketplace & MACC Agreements Sapiens’ solutions are available in the Azure Marketplace. This enables flexible deal making & MACC Decrement. Artificial Intelligence Sapiens is teaming up with Microsoft to develop insurance - specific use cases of (Gen)AI technology. 24

Advanced AI capabilities 25

Sapiens is Fueling AI Innovation Ready for AI at scale for insurance evolution Artificial Intelligence Machine Learning Deep Learning Generative AI 2021 | Generative AI Create new written, visual, and auditory content given prompts or existing data 26 1956 | Artificial Intelligence The field of computer science that seeks to create intelligent machines that can replicate or exceed human intelligence 1997 | Machine Learning Subset of AI that enables machines to learn from existing data and improve upon that data to make decisions or predictions 2017 | Deep Learning A machine learning technique in which layers of neural networks are used to process data and make decisions

Smart dashboards Machine Learning ~30 ML Models Deep Learning Insights Sapiens is Fueling AI Innovation Generative AI Factory of GenAI capabilities Ecosystem Partners Ready for AI at scale for insurance evolution One source of truth Artificial Intelligence 27

Artificial Intelligence Smart dashboards Machine Learning ~30 ML Models Deep Learning Insights Sapiens is Fueling AI Innovation Generative AI Factory of GenAI capabilities Ecosystem Partners Ready for AI at scale for insurance evolution One source of truth Co - Agent Co - Customer Co - PAS User Co - Configurator Co - Underwriter 28

AI Internal AI 29

Sapiens – AI - driven Organization Program AI – Products (e.g. code, testing generation) AI – Implementation (e.g. automatic configuration, migration, letters) AI – Cloud (e.g. auto recovery of system anomalies) AI - Sales & Marketing (e.g. content generation) AI – Corporate (e.g. legal documents) 30

Sapiens – AI - Driven Organization Program 31 AI - Products AI - Implementation AI - Cloud AI - Sales & Marketing AI - Corporate Our commitment: Reduce implementation & operational costs year over year

2025 Go - to - Market Land and Expand 32

Revenue and Profitability Increase – 2025 Guidance Non - GAAP (USD millions) 2024 Actual Revenue $542.4M $98.7M Operating Profit 18.2% Operating Margin 2025 Guidance High 2025 Guidance Low $558M $553M $102M $98M 18% 33

Territories - ROW Nordics DACH Benelux Dubai Philippines Hong Kong Thailand Vietnam Singapore Poland East Europe UK & Ireland Iberia Israel Australia & New Zealand vi South Africa 34

Territories - NA Canada LATAM North America 35

36 Win new logos

Increasing cross - sells to expand with existing customers 37

Accelerate Cloud adoption for existing customers 38

Enhance growth in Life business globally 39

Platform Innovation & Advanced AI Capabilities 40

Continue building out System Integrator partnerships 41

Accelerate growth with M&A 42

To Summarize Strong customer base Platform innovation & advanced AI Cloud migration Market recognition Our industry Achieving our 2025 goals Accelerate growth beyond 2025 43

Reshaping Insurance in an Era of Extreme Transformation Alex Zukerman, Chief Strategy Officer

The Tech Revolutions of Our Millennium Cloud Computing Data & AI Digital & Mobile 45

Digital & Mobile Changing the manner of human communication & interaction The way we shop The way we talk to each other The way we consume media The way we work The way we find partners 46

Cloud Computing Changing the way organizations & people manage their IT infrastructure Moving from infrastructure to applications Software development and the nature of software is changing Changes the IT landscape of enterprise The “as - a - service” economy in information technology Physical hardware is disappearing 47

Data & AI Towards a DATA - DRIVEN society Access to data ANYTIME ANYWHERE “You are who your data say you are” ML, AI and now Generative AI – transformation 2.0² ChatGPT - The fastest adoption of an app in history Unparalleled capabilities around content – understanding, analysis, creation The pace of innovation & improvement in GenAI is breathtaking 48

Current AI capabilities are just the tip of the iceberg 49

The Tech Revolution of WHAT IS COMING AI, GenAI and LLM Quantum Computing AGI (Artificial General Intelligence) Mature Human - Machine Interaction 50

The aliens have landed – and they are ready to work… For 5,000 years, every time something was invented, it only ends up benefiting us Saddle, Horn, Cart, Plow Horses Productivity increases greater demand for horses Technology enhances horses productivity – until technology replaces them entirely Any work that can be done via Zoom – AI will do it better, and for a fraction of the cost Employers will replace humans by AI if it is economic Within 10 – 25 years, AI will be better than humans in everything 51

Climate Change and Catastrophe Risk Political & Economic Instability Regulatory Changes & Compliance Changing Social & Consumer Behavior Aging Population & Insurance Gap Cybersecurity Threats The Mega Factors Impacting Society (and Insurance) 52

Climate Change and Catastrophe Risk Political & Economic Instability Regulatory Changes & Compliance Changing Social & Consumer Behavior Aging Population & Insurance Gap Cybersecurity Threats Digital & Mobile Cloud Computing Data & AI 53

Climate change and Catastrophe Risk Political & Economic Instability Regulatory Changes & Compliance Changing Social & Consumer Behavior Aging Population Cybersecurity Threats Digital & Mobile Cloud Computing Data & AI 54

Those Combined factors are Driving Change in Insurance Increased and Innovative Competition New & Personalized Insurance Models Focus on Operational Efficiency Active Regulators & Compliance Needs Create a Future - Proof Vehicle Pay - per - use Parametric insurance Embedded insurance On - demand insurance California Consumer Privacy Act (CCPA) and CPRA Americans with Disabilities Act (ADA) Compliance Pandemic Risk Insurance Act (PRIA) Canada’s Accessible Canada Act (ACA) NAIC’s Climate Risk Disclosure Survey: Ever - changing tech & business landscape Strong tech foundation & flexible architecture Open for new capabilities & models to come Digital Transformation 55 Automation Risk Analysis AI, ML, GenAI

Sapiens Product Strategy: Five Focus Domains HOLISTIC view of DATA BI, ML, Predictive Analytics & GenAI Role - Focused Data approach Data - Driven Business, in real - time The AI revolution Foundations for the true next generation of insurance tech OPERATIONAL EFFICIENCY & SPEED Low - /no - code Hyper - automation Industry Content CLOUD & SAAS lead SaaS - based offering Leveraging native cloud capabilities It’s a DIGITAL WORLD out here 56 All - Digital interaction tools Users Consumers Agents 3 rd parties Brokers API & Ecosystem Insurtech

Digital Engagement Product Configuration ML Use Cases Ecosystem Integration Data Lake KPI & Dashboards Decision Business Logic Gen AI Factory Digital Journeys Builder API Gateway Agent Portal DevOps & Automation Content Libraries Core & Policy Admin A comprehensive set of tools is still not a well - tuned orchestra 57

Orchestrating Harmony: Sapiens Insurance Platform | Pre - integrated end - to - end business processes | Pre - configured persona - based portals | Regulation & Compliance | Country - specific content Industry Content | Pre - configured products and LOBs 70+ global Insurtech partners and solution providers 3rd - party business applications (e.g., CRM, marketing automation, financial systems) External data enrichment sources Ecosystem 58

Innovate with Intelligence Introducing Sapiens Insurance Platform Empowering Sapiens to deliver end - to - end, intelligent business solutions by integrating core capabilities with Data, Analytics, and AI. Enriched by industry expertise and a robust partners ecosystem, these solutions help insurers grow, modernize, and optimize. 59

B usiness Solutions: End - to - end, ready - to - deploy D igital & D ata: Persona - based UX, insights and tools A I - driven business and Hyper Automation C ommon Foundations and Operational Excellence Sapiens Insurance Platform Themes Sapiens Insurance Platform 60

AI - driven business and Hyper Automation Leverage AI, Generative AI, and low - code/no - code tools to automate and streamline business processes 61

Artificial Intelligence Smart dashboards Machine Learning ~30 ML Models Deep Learning Insights Common AI and Gen AI capabilities One source of truth Generative AI Factory of GenAI capabilities Co - Agent Co - Customer Co - PAS User Co - Configurator Co - Underwriter Ecosystem Partners 62

Business Solutions: End - to - end, ready - to - deploy Design, develop and deliver packaged solutions which address market needs and are built by integrating capabilities, enriched by strong industry expertise and partner ecosystem 63

Modular pricing to suit SME budgets, with clear cost - benefit transparency SMB Quote & Buy journey template on customer portal Suggest discounts based on propensity to buy AI model UW automation using business decision engine No code/ Low code configuration tool Integrate with SMB data enrichment (via partners: Veridion, SwissRe) P&C Business Solutions (example) Pre - configured, Pre - integrated, Ready - to - deploy Digital Engagement AI, GenAI and Data Analytics Automation & Business logic Common Operability Tools Partner Ecosystem Core Capabilities SMB/SME offering (Small Medium Business/ Enterprise) Platform Foundations 64

Common Foundations for Operational Excellence Use SaaS, common foundations and services to enable deep integration, reduce costs and increase operational efficiency 65

Common Foundations for Operational Excellence SaaS Platform Native SaaS solutions provide the full breadth of cloud management services. Metadata - driven integration enables seamless Ensure consistency and automation by using metadata to connect systems efficiently. Central repository of shared services A central repository of shared services utilized by all business products. Common operability tools Reduce TCO using one toolset for installation, upgrade, security, and operations . 66

Metadata - driven integration enables unparalleled connectivity and automation Integration : Core | Digital Connect | Components | Data | Partners/Startups Shared Metadata : Policy questions | Terms | Eligibility Rules | Flows | Page layouts Create Product Definition Once Upgrade Fast and Easy Use Everywhere for Every Persona 67

Digital & Data: Persona - based UX, insights and tools Deliver personalized data and tools for each user (customer, agent, broker, vendor, or employer) to ensure a seamless experience and enable informed business decisions. 68

AI, ML & GenAI Ecosystem Inside Strong Foundation One Source of Truth Industry Content Effective SaaS & Upgrades Speed & Efficiency Innovation & Future Readiness Metadata Connectivity | Pre - integrated end - to - end business processes | Pre - configured persona - based portals | Regulation & Compliance | Country - specific content Industry Content | Pre - configured products and LOBs 3 rd - party business applications (e . g . , CRM, marketing automation, financial systems) External data enrichment sources Ecosystem 70+ global Insurtech partners and solution providers Business Growth 69

Financial Overview Roni Giladi, CFO

$542.4M Revenue Operating Profit $98.7M Operating Margin 18.2% 2024 Results in a Nutshell Non - GAAP (USD millions) EPS 71 $1.48

2023 $514.8M $94.1M 18.3% Continued Growth Momentum Non - GAAP (USD millions) Revenue Operating Profit $98.7M Operating Margin 18.2% EPS $1.48 $1.35 72 2024 $542.4M

Operating Margin Expansion 2023 Revenue Growth Operating Profit Growth 4.8% Operating Margin Growth - 10 bps EPS Growth 9.6% 2024 5.4% 73

Sapiens Proprietary & Confidential Revenue Growth 74

Revenue Growth Achieved Year-Over-Year

Non-GAAP Revenues (USD Millions)



CAGR: 13.9%
+18.6%
+16.3%
+13.8%
+20.6%
+25.8%
+6.7%
+12.2%
+18.1%
+20.6%
+2.4 %
+8.4%
+5.4%
114.2
135.4
157.5
179.3
216.2
272
290.3
325.7
384.5
463.6
474.8
514.8
542.4
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024

SAPIENS

75

NA ROW 2022 Europe* 2023 2024 76 Annual Revenue Growth - By Geography Non - GAAP Revenue (USD millions) • Europe includes UK, Nordics, Israel and rest of Europe • ROW includes Australia, Thailand, Singapore, Japan, India, Hong Kong, Mauritius, Philippines 6% 4% 212.2 225.6 257.4 270 45.2 46.8 197.5 232.9 44.4 5% 7% 10% 2%

Business Stickiness - Recurring and Re - Occurring 77 2022 2023 2024 - 1.1% +14.0% 300.2 63.2% 342.2 66.5% 174.6 36.8% 172.6 33.5% Revenue From Software products and re - occurring post - production services Revenue From Pre - production implementation services 390.3 72.0% 152.1 28.0% +14.1% - 11.9%

Annualized Recurring Revenue – ARR 78 145.2 164.8 2022 2023 • ARR Include Subscription, Term Licenses, Maintenance and cloud solutions • The Figures Are Q4 Of Each Year Multiplied By 4 * Constant currency basis 175.5 2024 +6.5% +7.5% * +13.5%

Unique Proposition 70% 25% 5% P&C L&A Other 50% 42% 8% EUROPE North America ROW 79 Global Player By Geography Multiple Segments By Market

Customer Concentration – 2022 - 2024 2022 2023 24.2% 18.8% 4.6% 3.3% 80 Top 10 Customers Largest Customers 21.5% 2024 4.1% 2022 2023 2024

Sapiens Proprietary & Confidential Profitability

52 40 68 81 84 94 99 Annual Operating Profit Growth Non - GAAP Profit (USD millions) 2021 17.6% 2020 17.7% 2023 18.3% 2.5% 20% 2022 * 17.6% 2019 16.0% 2018 13.6% 32% 30% 4.8% 12.8% 2024 18.2% * 2022 Operating profit on a constant currency base is 89.7M USD 82

OPEX Analysis Trend 45.3% 45.9% 13.6% 13.6% 13.5% 13.7% 13.4% 14.2% 17.6% 18.3% 18.2% 45.0% Gross Margin % R&D % SG&A % Operating Margin 2022 2023 2024 Increased Investments In Sales & Marketing On Going Investment Constant Improvement Maintain Margin, Increase Profit 83

Cash and Cash Equivalents (December 31, 2024) USD millions * In 2022 we distributed dividend for full year 2021 and for H1 2022. 84 $216M $40M $20M Paid 1/1/25 1 more installment to be paid on 1/1/26 2021 - $ 20M 2022 - $ 39M* 2023 - $ 28.1M 2024 - $ 31.8M Dividend Distribution Up to 40% of non - GAAP net income paid twice a year Cash Cash and Cash Investments Debt S&P Israel (Mallot): ilAA - /Stable

Adjusted Free Cash Flow Non - GAAP (USD Thousands) 2024 2023 2022 Free Cash Flow 82.2 79.4 43.8 Cash flow from operating activities (7.1) (6.5) (6.1) Increase in capitalized software development costs (2.7) (2.5) (2.7) Capital expenditures 72.4 70.4 35 Free cash flow 2.2 0.3 1.1 Cash payments attributed to acquisition - related costs (included in cash flow from operating activities) 74.6 70.7 36.1 Adjusted Free cash flow 83.2 75.0 67.2 Non - GAAP Net Income Adjusted Free Cash Flow/Non - GAAP Net Income 54% 94% 90% 85

Sapiens Proprietary & Confidential Guidance 86

Revenue and Profitability Increase – 2025 Guidance Non - GAAP (USD millions) 2024 Actual Revenue $542.4M $98.7M Operating Profit 18.2% Operating Margin 2025 Guidance High 2025 Guidance Low $558M $553M $102M $98M 18% 2025 Guidance Mid Growth of 2.4% $100M Stable 87

Revenue Growth 2025 Vs 2024 2024 2025 542.4 555.5 Organic 18.4M (5.3M) 3.4% 88 Currency - 1.0%

Profit Growth 2025 Vs 2024 (4.8M) 6.1M 100 98.7 2025 Currency Organic 2024 0.5% 89 - 0.7% 18.2% 18.0%

2025 Guidance – Constant Currency Non - GAAP (USD millions) 2024 Actual Revenue $542.4M $98.7M Operating Profit 18.2% Operating Margin 2025 Growth 2025 Mid Guidance Constance Currency 3.4% $560.8M +$6.1M $104.8M +50bps 18.7% 90

2024 & 2025 Growth Drivers Shift to SaaS Headwind of 2 - 3% • Delay in signing deals • Shifting revenue from pre/post - production Core P&C NA Slow down in growth • Continue investment in platform with digital & data • Impact in 2026 and beyond Macroeconomic Uncertainty Longer sales cycles • Middle East • North America (2025) 91

Transition from Booking to Revenue Q1 2024 Q4 2024 Q2 2024 Q3 2024 Booking 92

Transition from Booking to Revenue Q1 2024 Q2 2024 Q3 2024 Booking Booking X+1 X+2 X+3 X+4 X+5 X+6 X+7 X+8 ARR X Implementation Q4 2024 93

Sapiens Proprietary & Confidential Growth 2026 and Beyond 94

Growth 2026 and Beyond New logos • Increase sales team • Platform Cross - sell • Increase client partner team • Platform with integrated solutions Transition to Cloud/SaaS • Increase from 28% to 60% • Proven transition through all tiers • Strong partnership with Microsoft SIs • Initiative started in 2023 • Partner with several SIs globally • 2 deals signed in NA • Increase pipeline Life • Strong momentum • Leading product • Less competitive market M&A • Back to business 95

Cross - Sell: Massive Acceleration Opportunity Multi - directional cross selling opportunities across all customer tiers Across geographies Across products and services Across customer tiers Business Applications Core P&C L&A Data, Digital, Analytics, and Decision 96

Cross - Sell: Massive Acceleration Opportunity Multi - directional cross selling opportunities across all customer tiers Industry Content | Pre - configured products and LOBs | Pre - integrated end - to - end business processes | Pre - configured persona - based portals | Regulation & Compliance | Country - specific content 3rd - party business applications (e.g., CRM, marketing automation, financial systems) External data enrichment sources Ecosystem 70+ global Insurtech partners and solution providers Business Applications Core Data, Digital, Analytics, and Decision 97

Growth 2026 and Beyond New logos • Increase sales team • Platform Cross - sell • Increase client partner team • Platform with integrated solutions Transition to Cloud/SaaS • Increase from 28% to 60% • Proven transition through all tiers • Strong partnership with Microsoft SIs • Initiative started in 2023 • Partner with several SIs globally • 2 deals signed in NA • Increase pipeline Life • Strong momentum • Leading product • Less competitive market M&A • Back to business 98

Transition to Cloud/SaaS 5 Years 28% 60% 99

Growth 2026 and Beyond New logos • Increase sales team • Platform Cross - sell • Increase client partner team • Platform with integrated solutions Transition to Cloud/SaaS • Increase from 28% to 60% • Proven transition through all tiers • Strong partnership with Microsoft SIs • Initiative started in 2023 • Partner with several SIs globally • 2 deals signed in NA • Increase pipeline Life • Strong momentum • Leading product • Less competitive market M&A • Back to business 100

Thank you! 101 Contact Us Yaffa Cohen - Ifrah, CMO & Head of RI yaffa.cohen - ifrah@sapiens.com